EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
Penobscot Shoe Company	Maine
H.S. Trask & Co.	Montana
PXG Canada, Inc.	Ontario, Canada
Belt Company (f/k/a Chambers Belt Company)	Delaware
Phoenix Delaware Acquisition, Inc.	Delaware